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                          November 16, 2022

       Mr. Michael Celano
       Chief Financial Officer
       Larimar Therapeutics, Inc.
       Three Bala Plaza East, Suite 506
       Bala Cynwyd, PA 19004

                                                        Re: Larimar
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 10,
2022
                                                            File No. 333-268312

       Dear Mr. Michael Celano:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jennifer Porter, Esq.